ATTORNEYS AT LAW

Michael J. FitzGerald*

Eoin L. Kreditor*

Lynne Bolduc

Robert C. Risbrough

George Vausher, LLM, CPA‡

David M. Lawrence

Robert M. Yoakum

Sherilyn Learned O’Dell

Charles C. McKenna

David R. Hunt

Natalie F. Foti

Brook John Changala

Josephine Rachelle Aranda

Pfrancez C. Quijano

William Allen Miller

Sam Sayed

John M. Marston†

Deborah M. Rosenthal†

Maria M. Rullo†

November 16, 2022

VIA EDGAR	Author’s Email: lbolduc@fkbrlegal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Coleman, Craig Arakawa,

Timothy S. Levenberg, and Loan Lauren Nguyen

Re:	Atlas Lithium Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed November 16, 2022
File No. 333-262399

Ladies and Gentlemen:

On behalf of Atlas Lithium Corporation (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 15, 2022 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below is the Company’s response to the Comment. The heading and page number in this letter correspond to the heading and page number contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in boldface below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Amendment No. 6 to Registration Statement on Form S-1

Risk Factors

Our stock price may be volatile, and you could lose all or part of your investment., page 16

1.	You disclose that “the trading price of your common stock following this offering may fluctuate substantially and may be higher or lower than the public offering price. This may be especially true for companies with a small public float.” You further disclose that “the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.” We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

2 Park Plaza, Suite 850 ˖ Irvine, California 92614 | 800 West Sixth Street, Suite 1500 ˖ Los Angeles, California 90017
Telephone: 949-788-8900 ˖ Facsimile: 949-788-8980 ˖ www.fkbrlegal.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

November 16, 2022 Page 2 of 3

Response: We have revised the risk factor to address the Staff’s comment, as follows:

Our stock price may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be volatile, may fluctuate substantially, and may be higher or lower than the Underwritten Offering price. Our common stock may also be subject to rapid and substantial price volatility. There have been recent instances of extreme stock price run-ups followed by rapid price declines following initial public offerings, with stock price volatility seemingly unrelated to company performance, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. Contributing to this risk of volatility are a number of factors. First, our shares of common stock are likely to be more sporadically and thinly traded than that of larger, more established companies. As a consequence of this lack of liquidity, the trade of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price of our common stock could, for example, decline precipitously in the event that a large number of our shares are sold on the market without commensurate demand as compared to a seasoned issuer that could better absorb those sales without adverse impact on its stock price. Second, we are a speculative investment due to our limited operating history in our current business strategy, not being profitable, and being an exploration stage company with no guarantee that our properties will result in the commercial extraction of mineral deposits. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a larger, more established company that has a relatively large public float.

In addition, the market price of our common stock is also subject to significant fluctuations in response to, among other factors:

●	changes to our industry, including demand and regulations;

●	failure to achieve commercial extraction of mineral deposits from any of our properties;

●	absence of any reserves contained within our properties, and loss of any funds spent on exploration and evaluation;

●	we may not be able to compete successfully against current and future competitors;

●	competitive pricing pressures;

●	our ability to obtain working capital financing as required;

●	additions or departures of key personnel;

●	sales of our common stock;

●	our ability to execute our business plan;

●	operating results that fall below expectations;

●	any major change in our management;

●	changes in accounting standards, procedures, guidelines, interpretations or principals; and

●	economic, geo-political and other external factors, particularly within the country of Brazil.

November 16, 2022 Page 3 of 3

Many of these factors are beyond our control and may decrease the market price of our common stock. Such volatility, including any stock run-ups, may be unrelated or disproportionate to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.

Furthermore, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. If the market price of our common stock after this offering does not exceed the per share Underwritten Offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

Further, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

Please direct any questions or comments concerning this response letter to the undersigned at (949) 788-8900 or by email at lbolduc@FKBRlegal.com.

Very truly yours,

/s/ Lynne Bolduc
Lynne Bolduc

cc:	Marc Fogassa, CEO, Atlas Lithium Corporation